

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2013

Via E-Mail
Pete A. Meyers
Chief Financial Officer
TetraLogic Pharmaceuticals Corporation
343 Phoenixville Pike
Malvern, PA 19355

Re: **TetraLogic Pharmaceuticals Corporation**
          Registration Statement on Form S-1
          Filed October 18, 2013
          Response Dated November 5, 2013
          File No. 333-191811

Dear Mr. Meyers:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

IPO Shares and Estimated Price Rage, page 1

1. Please expand your pro forma disclosures to explain your basis for assuming the preferred stock will be converted into common stock due to the anticipated price range of $13.00 to $15.00 with the automatic conversion price per share requirement of at least approximately $23.00.

Company Observations, page 2

2. It remains unclear how you sufficiently addressed the quantitative or qualitative components in our initial comment regarding the discussion of each significant factor contributing to a 129% increase from the October 2013 grant date fair values to the estimated IPO price approximately one month later. We acknowledge your discussion provided related to the uncertainty of completing your IPO during the October 2013 grant

dates. Please provide further discussion and analysis of why a 55% probability of a completed IPO is reasonable at that point of the process. In addition, please provide the reasons for the significant disparity between the IPO scenario values of $11.26 to $15.48 and the weighted average $6.12 price utilized for the October 2013 grant date fair values. Please note that prior to the resolution of this issue, we will need to review the proposed disclosure to be included in an amended S-1.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Wuenschell at (202) 551-3705 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Brian Korn
        Attorney at Law
        Pepper Hamilton LLP
        The New York Times Building
        620 Eighth Avenue
        New York, New York 10018